                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         NORTHSTAR HEALTH SERVICES, INC.

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value

                         (Title of Class of Securities)

                                    666903109

                                 (CUSIP Number)

                                Thomas W. Zaucha
                              100 Lafayette Street
                                Indiana, PA 15701


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        Continued on following page(s)
                              Page 1 of 13 Pages
                            Exhibit Index: Page 10
------------------------

*        Initial filing with respect to Commonwealth Associates, L.P.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
         Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Thomas W. Zaucha

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*

         PF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e).         |_|

6        Citizenship or Place of Organization

                  United Stated of America

                           7        Sole Voting Power
 Number of                                  75,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  667,201 (with Alice L. Zaucha as
   Each                                     Tenants by the Entirety)
Reporting
  Person                                    207,757 (as co-general partner
   With                                     Zaucha Family Limited Partnership)

                           9        Sole Dispositive Power
                                            75,000

                           10       Shared Dispositive Power
                                            667,201 (with Alice L. Zaucha as
                                            Tenants by the Entirety)

                                            207,757 (as co-general partner
                                            Zaucha Family Limited Partnership)

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           949,958

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         |_|

13       Percent of Class Represented By Amount in Row (11)
                           15.25%

14       Type of Reporting Person*
                           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Commonwealth Associates, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e).   |_|

6        Citizenship or Place of Organization

                  New York limited partnership

                           7        Sole Voting Power
 Number of                                  21,497
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   21,497
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           21,497

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         |_|

13       Percent of Class Represented By Amount in Row (11)
                           0.35%

14       Type of Reporting Person*
                           BK
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

Item 1 of the Initial Statement (as defined below) is hereby amended and restated in its entirety as follows.

This Amendment No. 1 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Northstar Health Services, Inc., a Delaware corporation (the "Issuer" or the "Company"), with principal executive offices located at The Atrium, 665 Philadelphia Street, Indiana, PA 15701. This Amendment No. 1 supplements and amends the initial statement on
Schedule 13D dated November 27, 1995 (the "Initial Statement") filed by Thomas
W. Zaucha, one of  the  Reporting  Persons  (as  defined  herein).  The
Initial  Statement  is supplementally amended as follows.

Item 2.       Identity and Background.

The list of reporting persons in Item 2 of the Initial Statement is hereby amended and restated in its entirety as follows.

This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Thomas W. Zaucha ("Mr. Zaucha"), and

         ii)      Commonwealth Associates, L.P. ("Commonwealth").

Mr. Zaucha

The principal occupation of Thomas W. Zaucha, a United States citizen, is his position as Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The Issuer's principal business is a provider of rehabilitation therapy, mobile diagnostics, subacute contracted care and related services at outpatient rehabilitation clinics and mobile stations and by contract to other health care facilities in Pennsylvania, Ohio and West Virginia. The principal address of the Issuer is The Atrium, 665 Philadelphia Street, Indiana, PA 15701. Mr. Zaucha's address is 100 Lafayette Circle, Indiana, PA 15701.

Commonwealth

The principal business of Commonwealth Associates, L.P., a New York limited partnership, is acting as a registered broker-dealer providing investment banking and brokerage services. The address of its principal office and business is 733 Third Avenue, New York, NY 10017.

During the past five years, neither of the Reporting Persons, the general partner of any such limited partnership nor any executive officer or director of such general partner ultimately in control of such limited partnership, to the knowledge of the Reporting Persons, has been (a)
convicted  in a  criminal proceeding,   or  (b)  a  party  to  any  civil
proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.       Sources and Amounts of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby supplemented by adding the following to the end thereof:

Mr. Zaucha. Mr. Zaucha expended approximately $107,000 of his personal funds to purchase the Common Stock which is reported in Item 5(c) as having been purchased for his account during the past 60 days.

Commonwealth. Commonwealth expended approximately $2.04 per share of Common Stock purchased in connection with their market making activity in the Common Stock which is reported in Item (c) as having been purchased for its accounts during the past 60 days. These funds were expended from Commonwealth's working capital. Commonwealth's directors and officers have expended approximately $153,550 of their personal funds to purchase the Common Stock which is reported in Item (c) as having been purchased for their accounts during the past 60 days.

Item 4.       Purpose of Transaction.

Item 4 of the Initial Statement is hereby supplemented by adding the following to the end thereof:

                  As more fully described below, the Reporting Persons intend to solicit consents from the Company's stockholders in order to change the present board of directors and management of the Company, change the number and term of directors, fill vacancies on the board and make changes in the Company's by-laws in furtherance of the foregoing.

                  Specifically, the Reporting Persons intend to initiate and support shareholder action by written consent in lieu of a meeting, if legally valid, that would:

                  (1) Increase the number of directors on the Board of Directors to eleven, eliminate the classification of the Board of Directors and fix the number of directors entitled to serve on the Board of Directors of the Company by amending Article III, Section 1 of the By-laws to read in its entirety as follows:

                           "The business of the Corporation  shall be managed
         by its  Board  of  Directors,   which  may  exercise  all  powers  of
         the Corporation and perform all acts that are not by law, the Certificate of Incorporation, or these Bylaws directed or required to be exercised or performed by the stockholders. The Board of Directors shall be comprised of eleven (11) directors. Each director shall serve for a term of one year and shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal. Directors may be removed without cause by the holders of a majority of the shares entitled to vote. Directors need not be stockholders.";

                   (2) Elect the five persons listed on Schedule A hereto to fill the newly created directorships.


                  (3) Remove from office each member of the Board of Directors of the Company, other than Mr. Zaucha, such other members consisting of Steven N. Brody, Robert J. Smallacombe, Charles B. Jarrett, Timothy L. Pesci and David D. Watson, and any other person or persons (other than those listed in (2) above) elected or appointed to the Board of Directors of the Company prior to the effective date of this resolution in addition to or in lieu of any of the aforenamed individuals to fill any newly created directorship or vacancy on the Board of Directors of the Company, or otherwise.

                 Mr. Zaucha intends to solicit the consent of other shareholders in accordance with the Securities Exchange Act of 1934, as amended, and applicable Delaware law sufficient to make the foregoing consent effective. The Reporting Persons believe that these resolutions will be effective if consented to by holders of a majority of the shares of common stock outstanding as of February 5, 1997. However, the Board of Directors of the Company, without the concurrence of Mr. Zaucha, adopted amendments to the Company's by-laws in January 1997, purporting, among other things, to eliminate the right of stockholders to act by written consent or at a special meeting, and to provide that Directors may only be removed by vote of a two-thirds majority of outstanding shares, and then only for cause. Mr. Zaucha intends to seek promptly a judicial determination of the validity and effect of these amendments.

                 As stated in the prior filing on Schedule 13D, as a result of the merger with Keystone Rehabilitation Systems, a private company controlled by Mr. Zaucha into a subsidiary of the Company, Mr. Zaucha, Alice
L. Zaucha ("Mrs. Zaucha") and the Zaucha Family Limited Partnership hold two Term Notes, approximately $5,000,000 in aggregate original principal amount and certain earn-out rights. The Zaucha Family Limited Partnership, of which Mr. Zaucha and Mrs. Zaucha are the general partners, leases certain real property to the Company (including the Company's headquarters and 41% of its total occupied space) under lease agreements negotiated at arm's length in connection with the merger. Since the effective date of the merger, a total of approximately $1,300,000 in Note, earn-out and lease payments have accrued, of which approximately $550,000 has been paid. Mr. Zaucha has voluntarily deferred payment of the remaining $750,000 to the senior lender as an accommodation to the Company. Monthly payments under the leases are currently $39,197. The Term Notes are convertible, following approval by the Company's shareholders, at the option of the holder into shares of Company Common Stock based on the Fair Market Value at the time of the merger (as defined therein, $5.93 per share or 843,170 shares in the aggregate). Mr. Zaucha has from time to time had discussions with other members of the Board of Directors concerning the terms upon which he would be prepared to convert the Term Notes into equity securities of the Company and amend the terms of the leases, as a means of facilitating ongoing negotiations with the Company's senior lender and to facilitate future financings by the Company. Any such transaction, if and when agreed, would be subject to approval by a majority of disinterested directors, and, if material to the Company, would be subject to receipt of the opinion of an independent financial advisor that the transaction is fair to the Company and its shareholders from a financial point of view.

                 From time to time, the Company has received expressions of interest from third parties interested in a potential acquisition of the Company, but the Reporting Persons have no present plans or proposals to accept, negotiate or solicit any such proposals.

                 The Company's auditor was unable to complete its audit of the Company's 1995 financial statements because of its questions about the integrity of the Company's prior management and related party transactions between the Company and former members of management. As a result, the Company has not filed reports pursuant to the Securities Exchange Act of 1934 since September 30, 1995 and the Company's Common Stock was delisted by the Nasdaq National Market in May 1996.


Item 5.       Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated in its entirety as follows.

              (a) (i) On the date of this Statement, the Reporting Persons may be deemed collectively to beneficially own 971,455 shares of Common Stock, or 15.59%.

              (ii) On the date of this Statement, the aggregate number of shares of Common Stock of which Mr. Zaucha may be deemed a beneficial owner is 949,958 shares (approximately 15.25% of the Common Stock outstanding). Of the 949,958 shares, 667,201 shares are held by Mr. Zaucha in Tenancy by the Entirety with his spouse, 207,757 shares are held by the Zaucha Family Limited Partnership whose sole general and limited partners are currently Mr. Zaucha, his spouse and their four children, and 75,000 shares are held by Mr. Zaucha as sole beneficial owner.

              (iii) On the date of this Statement, Commonwealth may be deemed to be a beneficial owner of 21,497 shares of Common Stock or 0.35% of the Common Stock outstanding. Commonwealth disclaims beneficial ownership with respect to any of the shares of Common Stock reported as owned by Mr. Zaucha and his spouse or the Zaucha Family Limited Partnership. In addition, Commonwealth holds 1,257,785 shares of Common Stock for the account of its customers as described in Item 5(b)(iv) below.

              (b)(i) By virtue of their position as co-general partners of the Zaucha Family Limited Partnership, Mr. and Mrs. Zaucha may be deemed to share the power to direct the voting and to direct the disposition of the 207,757 shares of Common Stock held for the account of Zaucha Family
Limited Partnership.   The  address  of  Mrs.  Zaucha  and  the  Zaucha  Family
Limited Partnership is 100 Lafayette Circle, Indiana, PA 15701. Neither Mrs. Zaucha nor the Zaucha Family Limited Partnership has been convicted during the last five years in any criminal proceeding or been a party to any civil proceeding or administrative actions under federal or state securities laws. Mrs. Zaucha is a citizen of the United States of America and the Zaucha Family Limited Partnership is a Pennsylvania limited partnership.

              (ii) By virtue of his position as a Tenant by the Entirety with his spouse, Mr. Zaucha may be deemed to share the power to direct the voting and the disposition of 667,201 shares of Common Stock with Mrs. Zaucha.

              (iii) Mr. Zaucha may be deemed to have sole voting power and dispositive power over 75,000 shares of Common Stock.

              (iv) As of the date of this Statement, Commonwealth holds 1,257,785 shares of Company Common Stock, constituting approximately 20.19% of the outstanding shares, for the account of its customers, including 21,497 shares held for its own account as of the close of business on February 5, 1997 in connection with its market-making activity in the Common Stock and 55,000 shares held in the accounts of Commonwealth's officers and directors. Such customers have sole voting and dispositive power over such shares, and Commonwealth disclaims any beneficial ownership thereof, although it intends to recommend to its customers that they support the changes described in Item 4.

              As a result of the lapse of sixteen months since the Issuer's last filing with the SEC, the Reporting Persons have reason to be believe that the information filed in the most recently available filing is not current. Therefore the percentages used herein are calculated based upon the 6,229,717 shares of Common Stock believed by the Reporting Persons to be issued and outstanding as of September 9, 1996, based on the most current analysis of the ownership of the Common Stock known to the Reporting Persons, a Certificate of Continental Stock Transfer & Trust Company, the Company's transfer agent.

              (c) Except as disclosed in the transactions listed on Exhibit A hereto, or as otherwise described in this Item 5(c), none of the persons named in response to paragraph (a) has engaged in any transactions with respect to the shares of Common Stock of the Issuer within the past sixty (60) days. During the last 60 days, Commonwealth has acted as the sole market maker in the Common Stock. Consequently it has, and continues to, buy and sell the Common Stock both for its own account and for the account of its customers on a regular basis.

              (d) To the knowledge of the Reporting Persons other persons are known to have the right or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. To the knowledge of the Reporting Persons, except as identified in this Item 5, the only other persons with an interest in more than five percent of the Common Stock are J.P. Morgan & Co. Incorporated, The Dreyfus Corporation, Mellon Bank Corporation, Mellon Bank, N.A. and Premier Capital Growth Fund.

              (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Initial Statement is supplemented as follows:

          (i)  See Item 4 above.

          (ii) The Nominees, each of whom is not a director, officer or employee of the Issuer, other than Mr. Zaucha, will not receive any compensation from the Issuer other than a reasonable stipend for attending meetings of the Board of Directors if elected, and they will be indemnified and have expenses reimbursed in connection with the consent solicitation.

          (iii) On February 6, 1997, the Committee to Protect  Northstar
Health Services, Inc. retained Commonwealth to act as its financial advisor in connection with a consent solicitation. The Committee has agreed to pay Commonwealth $10,000 in the aggregate in two installments by February 28, 1997. The Committee has further agreed to pay Commonwealth a "success fee" of $50,000, plus $.03 per vote successfully solicited from customers of Commonwealth, if the proposals are approved by an absolute majority of the Company's issued and outstanding common stock and to pay Commonwealth's reasonable out-of-pocket expenses. Mr. Zaucha has also agreed to pledge 75,000 shares of Common Stock beneficially owned by him to Commonwealth as security for its fees and expenses. The pledge agreement does not grant Commonwealth prior to default the power to vote or direct the vote of the pledged securities or the power to dispose or direct the disposition of the pledged securities.

          (iv) Commonwealth lead-managed the Company's last public offering in May 1995.

          (v) Dr. Lawrence Jindra, one of the Nominees to the Board of Directors, has from time to time been a paid consultant to Commonwealth.

          (vi) Mr. Zaucha intends to vote his shares of Common Stock in favor of the measures required by Item 4 above.


Item 7.       Material to Be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended by adding the following to the end thereof:

1. Joint Filing Agreement, dated February 6, 1997, pursuant to Rule 13d-f(1) between Thomas W. Zaucha and Commonwealth Associates, L.P.

                                   SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 6, 1997             THOMAS W. ZAUCHA



                                    /s/ Thomas W. Zaucha
                                    Thomas W. Zaucha



Date:  February 6, 1997             COMMONWEALTH ASSOCIATES, L.P.

                                    By:  Commonwealth Associates Management
                                           Company, Inc., its general partner


                                    By:  /s/ Basil Asciutto
                                        Name:  Basil Asciutto
                                        Title: Chief Operating Officer


                                    By:  /s/ Joseph Wynne
                                        Name:  Joseph Wynne
                                        Title: Chief Financial Officer

                                  EXHIBIT INDEX


                                                                        Page

A.       Recent Transactions in the Common Stock of Northstar Health
         Services, Inc.


B.       Joint Filing Agreement, dated February 6, 1997, between
         Thomas W. Zaucha and Commonwealth Associates, L.P.

                                   SCHEDULE A

                       Nominees To The Board of Directors

                  The following sets forth information about the Nominees.

Lawrence F. Jindra, M.D. (38) has served as the Independent Scientific/Technical Consultant to Biomedical Venture Finance since 1982. Mr. Jindra has also served as the Assistant Chief of Ophthalmology (Northport Veterans Affairs Medical Center) and as the Founder and Director of the Glaucoma Consultation Unit of the United States Department of Veterans Affairs since 1994 and 1989, respectively. From 1992 to 1993, Mr. Jindra served as a White House Fellow, Office of Science & Technology Policy and President's Task Force for National Health Care Reform.

James H. McElwain (50) has served as the Chief Operating Officer of S. W. Jack Drilling Company since January 1995. Mr. McElwain served as the Vice President of Finance of Keystone Rehabilitation Systems ("Keystone"), which merged with the Company in 1995, from September 1988 until December 1994. Mr. McElwain worked with Thomas W. Zaucha, President of Keystone at that time, during his tenure there.

Mark G. Mykityshyn has served as a Technical and Financial Consultant with High Technology Venture Finance since 1995. Mr. Mykityshyn has also served as a Management and Technology Consultant with Booz Allen & Hamilton, Inc. since 1993 and was an Adjunct Professor of Aeronautics at The George Washington University from 1994-1995.

Roger J. Reschini (59) founded the Reschini Agency, Inc., a multiple line insurance agency, in 1979 and founded TFID, Inc., a real estate development company, in 1984. Mr. Reschini has also been the recipient of a Benjamin Rush Award and a Paul Harris Fellowship.

David B. White (41) is a name partner of Burns, White & Hickton (Pittsburgh, PA). Mr. White was admitted to the practice of law in 1982, and he is currently a member of the Allegheny County, Pennsylvania and American Bar Associations; the Hospital Association of Pennsylvania; the National Order of Barristers; and the Academy of Trial Lawyers. Mr. White's principal practice areas are personal injury defense law, automobile law, insurance law and health care law.

                                  Schedule B

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         NORTHSTAR HEALTH SERVICES, INC.

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value

                         (Title of Class of Securities)

                                    666903109

                                 (CUSIP Number)

                             Scott C. Penwell, Esq.
                               305 N. Front Street
                              Harrisburg, PA 17101
                                 (717) 237-5500

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 15, 1995

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [XX]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would after disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Thomas W. Zaucha ###-##-####

2        Check the Appropriate Box If a Member of a Group*
                                                     a. |X|
                                                     b.

3        SEC Use Only

4        Source of Funds*

         00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
         No

6        Citizenship or Place of Organization

                  United Stated of America

                   7        Sole Voting Power
 Number of                          0
   Shares
Beneficially       8        Shared Voting Power
  Owned By                          0
    Each
  Reporting        9        Sole Dispositive Power
   Person                           0
    With
                   10       Shared Dispositive Power
                             736,594 with spouse Alice L. Zaucha as Tenants by the Entirety beginning 1/3/96 pursuant to Merger Agreement (as defined in Item 3 below) dated 11/15/95. 207,257 as co-general partner with spouse Alice L. Zaucha of the Zaucha Family Limited Partnership.

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  944,351

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares* |_|
         No

13       Percent of Class Represented By Amount in Row (11)
                  16.7%

14       Type of Reporting Person*
                  IN

                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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Item 1.    Security and Issuer

           (a) Northstar Health Services, Inc. common stock par value $.01 per share.

           (b)     Northstar Health Services, Inc.
                   Foster Plaza 9
                   750 Holiday Drive
                   Pittsburgh, PA  15220

Item 2.    Identity and Background

           (a)     Thomas W. Zaucha

           (b)     100 Lafayette Circle
                   Indiana, PA  15701

           (c)     Chief Executive Officer
                   Northstar Health Services, Inc.

           (d) Mr. Zaucha has not been convicted during the last five years in any criminal proceedings.

           (e) Mr. Zaucha has not during the last five years been a party to any civil proceedings or administrative actions under federal or state securities laws.

           (f)     United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

          Pursuant to the Merger Agreement dated November 15, 1995 by and among Thomas W. Zaucha, Alice L. Zaucha, and The Zaucha Family Limited Partnership, as shareholders, Keystone Rehabilitation Systems, Inc., Northstar Health Services, Inc., and NSK Merger Corp. (the "Merger Agreement"), Mr. Zaucha, his wife Alice, and their family limited partnership converted all their shares of their wholly-owned physical therapy company, Keystone Rehabilitation Systems, Inc. to $5,600,000 worth of Northstar Health Service, Inc. common stock and other consideration as more fully set forth in the Merger Agreement Attached as
Exhibit 1 to Item 7.

Item 4.    Purpose of Transaction

          The Securities were acquired pursuant to the Merger Agreement Attached as Exhibit 1 to Item 7 and described in Item 3.

     (a) Mr. Zaucha currently has no plans to purchase additional securities of the issuer or dispose of securities of the issuer .

     (b) At this time, Mr. Zaucha has no plans or proposals relating to further extraordinary corporate transactions.

     (c) There are no current plans for the sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries.

     (d) Pursuant to the terms of the Merger Agreement, within thirty (30) days after the execution of the Merger Agreement on November 15, 1995, Thomas W. Zaucha and Steven N. Brody will be named directors of Northstar Health Services, Inc.




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     (e) Except for the shares issued pursuant to the Merger Agreement there is no material change in the present capitalization or dividend policy of the issuer.

     (f) Currently there are no other plans for material change in the issuer's business or corporate structure.

     (g) Currently there are no changes to the issuer's charter, bylaws, or other instruments which may impede the acquisition or control of the issuer by any person.

     (h) Currently there is no class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) Currently there is no class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934.

     (j) Currently there are no plans for any other actions similar to those enumerated above.

Item 5.    Interest in Securities of the Issuer

     (a) Thomas W. Zaucha currently beneficially owns 944,351 shares to be issued on January 3, 1995 pursuant to the Merger Agreement. Mr. Zaucha's beneficial ownership represents 16.7% of the outstanding Northstar common stock, par value $.01 per share. Of the 944,351 shares, 736,594 shares will be issued to Mr. Zaucha in Tenancy by the Entireties with his spouse and 207,757 will be issued to the Zaucha Family Limited Partnership whose sole, general and limited partners are currently Mr. Zaucha and his spouse.

     (b) Mr. Zaucha and his wife Alice L. Zaucha have the shared power to dispose of the 736,594 shares they beneficially own and will receive on January 3, 1996 pursuant to the terms of the November 15, 1995 Merger Agreement. As general partners of the Zaucha Family Limited Partnership, Mr. Thomas Zaucha and Alice Zaucha have shared power to dispose of the 207,757 shares the Zaucha Family Limited Partnership beneficially owns and will receive on January 3, 1996 pursuant to the terms of the November 15, 1995 Merger Agreement. The address of Alice L. Zaucha and the Zaucha Family Limited Partnership is 100 Lafayette Circle, Indiana, PA 15701. Neither Alice Zaucha nor the Zaucha Family Limited Partnership has been convicted during the last five years in any criminal proceedings or been a party to any civil proceedings or administrative actions under federal or state securities laws. Alice Zaucha is a citizen of the United States of America and the Zaucha Family Limited Partnership is a Pennsylvania limited partnership.

     (c) Pursuant to the Merger Agreement dated November 15, 1995, a copy of which is attached to Item 7 as Exhibit 1, Thomas W. Zaucha, his wife Alice and the Zaucha Family Limited Partnership are entitled to receive on January 3, 1995 $5,600,000 shares of common stock of Northstar Health Services, Inc., $.01 par value per share. Mr. and Mrs. Zaucha will receive $4,368,000 worth of shares as Tenants by the Entirety and the Zaucha Family Limited Partnership will receive $1,232,000 worth of shares. Mr. and Mrs. Zaucha are currently the sole general and limited partners of the Zaucha Family Limited Partnership. Under the pricing formula set forth in paragraph 2.2 of the Merger Agreement the calculated price per share on November 15, 1995 was $5.34 per share. Therefore, Mr. and Mrs. Zaucha will receive 736,594 shares and the Zaucha Family Partnership will receive 207,757 shares.

     (d) Currently Mr. Zaucha is unaware of any other person known to have the right to receive or the power to direct the receipt of the proceeds from the sale of Northstar Health Services, Inc. Securities.

     (e) Not applicable.




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Item 6.    Contracts, Arrangements, Understandings, or Relationships with
           Respect to Securities of the Issuer

     The Zaucha Family Limited Partnership is a Pennsylvania Limited Partnership whose sole general and limited partners are Thomas w. Zaucha and his wife Alice
L. Zaucha. Pursuant to paragraph 7.3 of the Merger Agreement and the $2,400,000 Term Note dated November 15, 1995 and attached as Exhibits 1 and 4 to Item 7, Northstar Health Services, Inc. has agreed to submit to its Shareholders a proxy statement to seek approval of its Shareholders to permit the $2,400,000 Term Note to be converted into Northstar common stock, par value $.01 per share. The conversion is to be at the Fair Market Value of the shares as determined on the conversion date in accordance with the Fair Market Value formula set forth in
Section 2.2 of the Merger Agreement.

Item 7.    Material to be Filed as Exhibits

1. Merger Agreement by and among Thomas W. Zaucha, Alice L. Zaucha, and Zaucha Family Limited Partnership, as shareholders, Keystone Rehabilitation Systems, Inc., Northstar Health Services, Inc., and NSK Merger Corp. dated November 15, 1995.

  a.             Exhibit A       -      Plan of Merger
  b.             Exhibit B       -      Time Note
  c.             Exhibit C       -      Convertible Note
  d.             Exhibit C-1     -      Three Year Note
  e.             Exhibit D       -      Assignment and Assumption Agreement
  f.             Exhibit E       -      Registration Rights Agreement
  g.             Exhibit F       -      Guaranty Agreement
  h.             Exhibit G       -      Investor Agreement
  i.             Exhibit H       -      Release Agreement
  j.             Exhibit J       -      Employment Agreement of Thomas W. Zaucha
  k.             Exhibit M       -      Zaucha Leases

2. Keystone Rehabilitation Systems, Inc. Schedules to the Merger Agreement.

3. Northstar Schedules to the Merger Agreement.

4. Three Year Notes in the aggregate principal amount of $2,400,000 issued by Northstar in favor of the Shareholders.




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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       11/24/95                             /s/ Thomas W. Zaucha
__________________________                 _____________________________
       Date                                          Signature




                                            Thomas W. Zaucha
                                           _____________________________
                                                       Name/Title